中国银行
BANK OF CHINA

Beijing 2008

File No.82-35030

4 December 2006

BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.




06019146

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact our Mr. Zhang Handong at (8610) 6659 4567 or our Ms. Camela Lee at (852) 2846 2703.

Yours faithfully,
For and on behalf of
Bank of China Limited



Jason C.W. Yeung
Company Secretary



Encl.

File No. 82-35030

South China Morning Post
Date 2006/10/31

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

2006 Third Quarter Report

Board of Directors (the "Board") of Bank of China Limited (the "Bank") is pleased to ance the unaudited results of the Bank and its subsidiaries (the "Group") for the third ar ended 30 September 2006. This announcement is made by the Bank pursuant to Rule of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong ted.

COMPANY PROFILE

Stock Name, Stock Code and Place of Listing:	A Shares: Bank of China, 601988, Shanghai Stock Exchange H Shares: Bank of China, 3988, The Stock Exchange of Hong Kong Limited
Secretary to the Board:	Jason Chi Wai Yeung
Correspondence Address:	No. 1 Fuxingmen Nei Dajie, Beijing, the PRC
Telephone:	86-10-6659 6688
Fax:	86-10-6601 6871
E-mail Address:	bocir@bank-of-china.com

FINANCIAL INFORMATION

Major Accounting Data and Financial Indicators

Major Accounting Data and Financial Indicators prepared under International Financial Reporting Standards ("IFRS")

Currency: RMB

	As at 30 September 2006	As at 31 December 2005
Total assets (million)	5,270,627	4,740,048
Shareholder's equity (excluding minority interests) (million)	372,984	226,419
Net assets per share	1.47	1.08

Currency: RMB

	Three month period ended 30 September 2006	Nine month period ended 30 September 2006
ings per share attributable to shareholders of the Bank*	0.03	0.12
rn on net assets (%) (Annualized)	14.25	14.44

his item is calculated in accordance with the Zheng Jian Fa (2001) No. 11 Document. The EPS calculated based the weighted average number of ordinary shares in issue over the relevant periods was RMB0.14 and RMB0.03 periods from January to September 2006 and July to September 2006, respectively.

2 *Reconciliation between PRC GAAP and IFRS on net profit and shareholder's equity (excluding minority interests) for the period ended 30 September 2006.*

Amount: in RMB millions

	Net profit — Nine month period ended 30 September 2006	Shareholder's equity — As at 30 September 2006
PRC GAAP figures	31,541	378,349
Adjustments for accounting standard differences:		
1. Reversal of revaluation surplus and corresponding depreciation	245	(7,754)
2. Fair value measurement on investment properties	411	3,227
3. Equity securities classified as available-for-sale financial assets and stated at fair value	—	2,113
4. Early retirement benefit obligation	325	(4,772)
5. Cost method applied on non-trading precious metals	(108)	(745)
6. Deferred tax impact	211	2,006
7. Minority interests effect and others	(167)	560
Subtotal	917	(5,365)
IFRS figures	32,458	372,984

Income Statements prepared under IFRS (unaudited)

Amount: in RMB millions

Items	Three month period ended 30 September 2006	Nine month period ended 30 September 2006
Interest income	56,682	156,806
Interest expense	(24,228)	(69,329)
Net interest income	32,454	87,177
Fee and commission income	3,853	12,019
Fee and commission expense	(622)	(1,947)
Net fee and commission income	3,231	10,072
Net trading income	(1,129)	(572)
Net gains on investment securities	1,194	1,258
Other operating income	2,155	9,373
Impairment losses on loans and advances	(2,117)	(7,596)
Other operating expenses	(15,401)	(45,087)
Operating profit	20,387	54,725
Share of results of associates	39	410
Profit before tax	20,426	55,135
Income tax expense	(6,296)	(18,754)
Profit for the period	14,130	36,381
Profit attributable to		
— Equity holders of the Bank	12,981	32,458
— Minority interests	1,149	3,923

2.3 **Number of shareholders and top ten shareholders**

2.3.1 *Total number of shareholders: As at the end of the reporting period, the Bank's total shareholders were 846,456, including 426,386 holders of H-Share and 420,070 holders of A-Share.*

2.3.2 *Top Ten Shareholders of A Share that are not Subject to Selling Restrictions*

No.	Name of Shareholder	Number of Listed Trading Shares Held*	Type of Share
1.	International Finance — Standard Chartered — CITIGROUP GLOBAL MARKETS LIMITED	73,451,475	A Share
2.	Shanghai Haiyin Investment Limited Corporation	70,000,000	A Share
3.	ICBC-GF Strategic Selection Balanced Securities Investment Fund	51,314,751	A Share
4.	ICBC-E Fund Value Selection Stock Securities Investment Fund	50,397,000	A Share
5.	China Life Insurance (Group) Company — Traditional — General Insurance	47,157,043	A Share
5.	CNOOC Finance Corporation Ltd.	47,157,043	A Share
7.	CCB — BoCom Schroders Prudent Balanced Securities Investment Fund	39,611,937	A Share
8.	China Pacific Life Insurance Co., Ltd — Dividend — Personal Dividend	38,064,093	A Share
9.	China Pacific Life Insurance Co., Ltd — Traditional — General Insurance	35,179,154	A Share
10.	China Marine Finance Co., Ltd	33,009,930	A Share

* Except that some of the above shareholders may be under the management of the same corporation, the Bank is not aware of the connected relations and the concerted action among the above shareholders.

2.3.3 *Top Ten Shareholders of H Share*

No.	Name of Shareholder	Number of Shares Held*	Type of Share
1.	HKSCC Nominees Limited	30,247,098,800	H Share
2.	RBS China Investments S.à.r.l.	20,942,736,236	H Share
3.	Asia Financial Holdings Pte Ltd	10,471,368,118	H Share
4.	National Council for Social Security Fund, PRC	8,377,341,329	H Share
5.	UBS AG	3,377,860,684	H Share
6.	Asian Development Bank	506,679,102	H Share
7.	The Bank of Tokyo-Mitsubishi UFJ Ltd	473,052,000	H Share
8.	Wingreat International Limited	420,490,000	H Share
9	Best Sense Investments Limited	236,326,000	H Share
10	Turbo Top Limited	236,326,000	H Share

* The number of shares held by H Share shareholders are those recorded in the Register of Members as kept by the H Share Registrar of the Bank.

III. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 **Brief analysis of overall operating activities in the reporting period**

As of 30 September 2006, total assets of the Group reached RMB5,270.627 billion, an increase of RMB 530.579 billion or 11.19% over 31 December 2005. Total liabilities stood at RMB4,868.776 billion, an increase of RMB384.247 billion or 8.57% over 31 December 2005. The Group had a total net loan portfolio of RMB2,350.944 billion, an increase of RMB198.832 billion or 9.24% over 31 December 2005. The total deposits of the Group reached RMB4,046.717 billion, an increase of RMB347.253 billion or 9.39% over 31 December 2005. Owner's Equity totaled RMB372.984 billion, an increase of RMB146.565 billion or 64.73% over 31 December 2005. The Group's non-performing loans (NPLs) were RMB98.599 billion in accordance with five tier classification standards, NPL ratio was 4.04%.

The Group achieved a net profit of RMB32.458 billion from January to September 2006. In the third quarter, the Group's net foreign exchange exposure was further reduced and hence exchange rate risk being contained further.

3.1.1 *Principal operations accounting for over 10% of income or profit from principal operations*

Amount: in RMB millions

Business Segment	Income from principal operations (Nine month period ended 30 September 2006)	Cost from principal operations (Nine month period ended 30 September 2006)
Commercial banking	170,683	110,510
Investment banking	2,071	972
Insurance business	6,272	5,798
Other operations	1,328	287

Income from principal operations = interest income + fee and commission income + net trading income + net gains on investment securities + other operating income

Cost from principal operations = interest expense + fee and commission expense + other operating expenses

Income and cost from principal operations by geographical areas

Amount: in RMB millions

Geographical Area	Income from principal operations (Nine month period ended 30 September 2006)	Cost from principal operations (Nine month period ended 30 September 2006)
the Chinese mainland	128,441	82,373
Hong Kong, Macau and other overseas locations	54,701	37,982

3.1.2 *Seasonal or periodic characteristics of the Bank's operation*

☐ Applicable √ Not Applicable

3.1.3 *The composition of profit for the reporting period compared with that of t reporting period and the reasons therefor*

In the current reporting period, there was no significant change in composition compared with the previous reporting period.

Amount: in RM

	Nine month period ended 30 September 2006 — Amount	Nine month period ended 30 September 2006 — Percentage	Six month peri 30 June 2 — Amount
Profit from principal operations	54,725	99.26%	34,338
Impairment losses on loans and advances	7,596	13.78%	5,479
Other operating expenses	45,087	81.78%	29,686
Profit before income tax	55,135	100.00%	34,709

Profit from principal operations = income from principal operations − principal operations − impairment loss and advances

Profit before tax = profit from principal operations + share of results of a

3.1.4 *Significant changes in principal operations and its structure when compared of the previous reporting period and the reasons therefor*

In the current reporting period, there was no significant change in principal and its structure in comparison with the previous reporting period. After consideration the overall interest spread and investment opportunities bet and foreign currencies, the Group conducted foreign exchange derivative ir The costs arising therefrom were included in the Net trading income.

Amount: in RM

	Nine month period ended 30 September 2006 — Amount	Nine month period ended 30 September 2006 — Percentage	Six month peri 30 June 2 — Amount
Interest income	156,806	87.66%	100,124
Fee and commission income	12,019	6.72%	8,166
Net trading income	(572)	-0.32%	557
Net gains on investment securities	1,258	0.70%	64
Other operating income	9,373	5.24%	7,218
Income from principal operations	178,884	100.00%	116,129

3.1.5 *Significant changes in profitability of principal operations when compared the previous reporting period and the reasons therefor*

In the current reporting period, there was no significant change in the prof principal operations in comparison with the previous reporting period.

Amount: in RA

Profitability of main business	Nine month period ended 30 September 2006	pe
Income from principal operations	178,884	
Cost from principal operations	116,563	

3.2 **Explanations of significant event, its impact and solutions**

☐ Applicable √ Not Applicable

3.3 **Changes in accounting policy, accounting estimation, consolidation scop significant accounting errors and the reasons therefor**

☐ Applicable √ Not Applicable

3.4 **Explanation of the Board of Directors and the Board of Supervisors on standard opinion" of the report period by the auditors**

☐ Applicable √ Not Applicable

3.5 **Warnings and Explanations on loss forecast or significant changes in a accumulative profit from the beginning of the year to the end of next re**

☐ Applicable √ Not Applicable

3.6 **Plans on alteration of disclosed business plan or budget**

☐ Applicable √ Not Applicable

IV. THIRD QUARTER REPORT

This announcement is simultaneously available on the website of the Stoc of Hong Kong Limited at *www.hkex.com.hk* and that of the Bank at *www.* third quarter report prepared in accordance with the International Financi Standards is also simultaneously published on the website of the Bank at w The third quarter report prepared in accordance with the Chinese Generall Accounting Principles is also available on the website of the Shanghai Stoc at *www.sse.com.cn* and that of the Bank at *www.boc.cn*.

By Order of the
Jason C.W. Y
Company Sec

Beijing, PRC, 30 Oc

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, ZHANG Ersie, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWI Hunt Peter*, HUA Qingshan, LI Zaohang, Anthony Francis NEOH#, William Peter COOKE#, Paul AIGNAN# and Alberto TOGNI#.*

* *Non-executive directors*

\# *Independent non-executive directors*

Annex A

List of Documents Furnished

1. Announcement regarding 2006 Third Quarter Report dated 30 October 2006 issued by the Bank in Hong Kong.
2. Announcement regarding 2006 Third Quarter Report dated 30 October 2006 issued by the Bank in mainland, the People's Republic of China ("PRC").
3. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 October 2006 filed by the Bank with the Stock Exchange of Hong Kong Limited.
4. Announcement regarding Amendments to the Articles of Association dated 31 October 2006 issued by the Bank in Hong Kong.
5. Announcement regarding Amendments to the Articles of Association dated 1 November 2006 issued by the Bank in mainland, PRC.
6. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 30 November 2006 filed by the Bank with the Stock Exchange of Hong Kong Limited.

中国银行 BANK OF CHINA

BANK OF CHINA LIMITED

2006 Third Quarter Report

I IMPORTANT NOTES

1.1 The Board of Directors of Bank of China Limited (the "Bank") and its directors, the Board of Supervisors and its supervisors, the senior management of the Bank warrant that there are no fraudulent disclosures, misleading statements or material omissions in this report and that they will be individually and jointly responsible for the truthfulness, accuracy and completeness of the report.

1.2 All directors of the Bank attended the meeting of the Board of Directors.

1.3 The third quarter report of the Bank is unaudited.

1.4 Chairman Xiao Gang, President Li Lihui, Vice President in charge of accounting function Zhou Zaiqun and General Manager in charge of the Accounting Department Liu Yanfen undertake that the financial statements in the third quarter report are true and complete.

II CORPORATE INFORMATION

2.1 Brief Introduction

Stock name	Bank of China Limited
Stock code	601988 (A Share)
Place of listing	Shanghai Stock Exchange
Stock name	Bank of China Limited
Stock code	3988 (H Share)
Place of listing	The Stock Exchange of Hong Kong Limited (The Hong Kong Stock Exchange)

Secretary to the Board

Name	YEUNG Jason Chi Wai
Address	1 Fuxingmen Nei Street, Beijing, PRC China
Telephone	010-66596688
Fax	010-66016871
E-mail	bocir@bank-of-china.com

2.2 Financial Information

2.2.1 *Major Accounting Data and Financial Indicators*

2.2.1.1 *Major Accounting Data and Financial Indicators prepared under PRC Accounting Standards for Business Enterprises and the Accounting System for Financial Institutions ("PRC GAAP")*

Currency: RMB

	As at 30 September 2006	**As at 31 December 2005**
Total assets (million)	5,268,846	4,742,806
Shareholder's equity (excluding minority interests) (million)	378,349	233,842
Net assets per share	1.49	1.12
Adjusted net assets per share	1.48	1.11

Currency: RMB

	Three month period ended 30 September 2006	**Nine month period ended 30 September 2006**
Earnings per share (fully diluted)	0.05	0.12
Return on net assets (%) (Annualized, excluding minority interests, fully diluted)	13.23	11.12
Return on net assets deducting non-routine profit/loss (%) (Annualized, excluding minority interests, fully diluted)	12.62	10.66

Non-routine profit/loss items are listed as below:

Amounts: in RMB millions

Items	**Three month period ended 30 September 2006**
Non-operating income	276
Non-operating expense	(60)
Net gain on disposal of long-term equity investment	476
Write-back of the impairments recognised in previous years	179
Income tax impact of non-routine items	(287)
Total	584

2.2.1.2 *Reconciliation between PRC GAAP and IFRS on net profit and shareholder's equity (excluding minority interests) for the period ended 30 September 2006*

Amount: in RMB millions

	Net profit	Shareholder's equity
	Nine month period ended 30 September 2006	As at 30 September 2006
PRC GAAP figures	**31,541**	**378,349**
Adjustments for accounting standard differences:		
1. Reversal of revaluation surplus and corresponding depreciation	245	(7,754)
2. Fair value measurement on investment properties	411	3,227
3. Equity securities classified as available-for-sale financial assets and stated at fair value	—	2,113
4. Early retirement benefit obligation	325	(4,772)
5. Cost method applied on non-trading precious metals	(108)	(745)
6. Deferred tax impact	211	2,006
7. Minority interests effect and others	(167)	560
Subtotal	917	(5,365)
IFRS figures	**32,458**	**372,984**

2.2.2 ***Income Statements prepared under PRC GAAP (unaudited)***

Amount: in RMB millions

Items	**Three month period ended 30 September 2006**	**Nine month period ended 30 September 2006**
Interest income	56,606	156,383
Interest expense	(24,228)	(69,529)
Net interest income	32,378	86,854
Net fee and commission income	3,231	10,072
Net trading income	(1,245)	(1,438)
Investment income	607	2,288
Other operating income, net	1,047	2,844
	36,018	100,620

Amount: in RMB millions

Items	Three month period ended 30 September 2006	Nine month period ended 30 September 2006
Operating and administrative expenses	(12,052)	(35,245)
Business tax and surcharges	(1,675)	(4,662)
Operating profit	22,291	60,713
Non-operating income, net	216	683
Profit before impairment losses	22,507	61,396
Impairment losses	(2,222)	(7,098)
Profit before tax	20,285	54,298
Income tax	(6,604)	(18,966)
Profit after tax	13,681	35,332
Minority interests	(1,164)	(3,791)
Net profit	12,517	31,541

2.3 Number of shareholders and top ten shareholders

2.3.1 ***Total number of shareholders: As at the end of the reporting period, the Bank's shareholders (A-Share + H-Share) total were 846,456, including 426,386 holders of H-Share and 420,070 holders of A-Share.***

2.3.2 ***Top Ten Shareholders of A Share that are not Subject to Selling Restrictions***

No.	Name of Shareholder	Number of Listed Trading Shares Held*	Type of Share
1	International Finance-Standard Chartered-CITIGROUP GLOBAL MARKETS LIMITED	73,451,475	A Share
2	Shanghai Huiyin Investment Limited Corporation	70,000,000	A Share
3	ICBC-GF Strategic Selection Balanced Securities Investment Fund	51,314,751	A Share
4	ICBC-E Fund Value Selection Stock Securities Investment Fund	50,397,000	A Share
5	China Life Insurance (Group) Company — Traditional — General Insurance	47,157,043	A Share
5	CNOOC Finance Corporation Ltd	47,157,043	A Share
7	CCB — BoCom Schroders Prudent Balanced Securities Investment Fund	39,611,957	A Share
8	China Pacific Life Insurance Co., Ltd — Dividend — Personal Dividend	38,064,093	A Share
9	China Pacific Life Insurance Co., Ltd — Traditional — General Insurance	35,179,154	A Share
10	China Marine Finance Co., Ltd	33,009,930	A Share

* *Except that some of the above shareholders may be under the management of the same corporation, the Bank is not aware of the connected relations and the concerted action among the above shareholders.*

2.3.3 ***Top Ten Shareholders of H Share***

No.	Name of Shareholder	Number of Shares Held*	Type of Share
1	HKSCC Nominees Limited	30,247,998,800	H Share
2	RBS China Investments S.à.r.l.	20,942,736,236	H Share
3	Asia Financial Holdings Pte Ltd	10,471,368,118	H Share
4	National Council for Social Security Fund, PRC	8,377,341,329	H Share
5	UBS AG	3,377,860,684	H Share
6	Asian Development Bank	506,679,102	H Share
7	The Bank of Tokyo-Mitsubishi UFJ Ltd	473,052,000	H Share
8	Wingreat International Limited	420,490,000	H Share
9	Best Sense Investments Limited	236,526,000	H Share
10	Turbo Top Limited	236,526,000	H Share

* *The number of shares held by H Share shareholders are those recorded in the Register of Members as kept by the H Share Registrar of the Bank.*

III. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Brief analysis of overall operating activities in the reporting period

As of 30 September 2006, total assets of the Bank and its subsidiaries ("the Group") reached RMB5,268.846 billion, an increase of RMB526.040 billion or 11.09% over 31 December 2005. Total liabilities stood at RMB4,862.073 billion, an increase of RMB381.887 billion or 8.52% over 31 December 2005. The Group had a total loan portfolio of RMB2,441.619 billion, an increase of RMB206.573 billion or 9.24% over 31 December 2005. The total deposits of the Group reached RMB4,050.027 billion, an increase of RMB346.250 billion or 9.35% over 31 December 2005. Owner's Equity totaled RMB378.349 billion, an increase of RMB144.507 billion or 61.80% over 31 December 2005. The Group's non-performing loans (NPLs) were RMB98.599 billion in accordance with five tier classification standards, NPL ratio was 4.04%.

The Group achieved a net profit of RMB31.541 billion from January to September. In the third quarter, the Group's net foreign exchange exposure was further reduced and hence exchange rate risk being contained further.

3.1.1 *Principal operations accounting for over 10% of income or profit from principal operations*

Amount: in RMB millions

Business Segment	**Income from principal operations (Nine month period ended 30 September 2006)**	**Cost from principal operations (Nine month period ended 30 September 2006)**
Commercial banking	168,644	110,470
Investment banking	2,222	968
Insurance business	6,265	5,804
Other operations	1,671	302

Income from principal operations = interest income + fee and commission income + net trading income + investment income + other operating income

Cost from principal operations = interest expense + fee and commission expense + other operating expense + operating and administrative expenses + business tax and surcharges

Income and cost from principal operations by geographical areas

Amount: in RMB millions

Geographical Area	Income from principal operations (Nine month period ended 30 September 2006)	Cost from principal operations (Nine month period ended 30 September 2006)
the Chinese mainland	127,273	82,428
Hong Kong, Macau and other overseas locations	54,318	37,904

3.1.2 ***Seasonal or periodic characteristics of the Bank's operation***

☐ Applicable √ N.A.

3.1.3 ***The composition of profit for the reporting period compared with that of the previous reporting period and the reasons therefor***

In the current reporting period, there was no significant change in the profit composition compared with the previous reporting period.

Amount: in RMB millions

	Nine month period ended 30 September 2006		Six month period ended 30 June 2006	
	Amount	*Percentage*	*Amount*	*Percentage*
Profit from principal operations	53,615	98.74%	33,546	98.63%
Other operating profit	—	—	—	—
Impairment losses	7,098	13.07%	4,876	14.34%
Operating and administrative expenses	35,245	64.91%	23,193	68.19%
Non-operating income, net	683	1.26%	467	1.37%
Profit before tax	54,298	100.00%	34,013	100.00%

Profit from principal operations = income from principal operations – cost from principal operations – impairment losses

Profit before tax = profit from principal operations + non-operating income, net

3.1.4 *Significant changes in principal operations and its structure when compared with those of the previous reporting period and the reasons therefor*

In the current reporting period, there was no significant change in principal operations and its structure in comparison with the previous reporting period. After taking into consideration the overall interest spread and investment opportunities between RMB and foreign currencies, the Group conducted foreign exchange derivative transactions. The costs arising therefrom were included in the Net trading income.

Amount: in RMB millions

	Nine month period ended 30 September 2006		Six month period ended 30 June 2006	
	Amount	*Percentage*	*Amount*	*Percentage*
Interest income	156,383	88.23%	99,777	86.92%
Fee and commission income	12,019	6.78%	8,166	7.11%
Net trading income	(1,438)	–0.81%	(193)	–0.17%
Investment income	2,288	1.29%	1,681	1.46%
Other operating income	8,002	4.51%	5,366	4.68%
Income from principal operations	177,254	100.00%	114,797	100.00%

3.1.5 *Significant changes in profitability of principal operations when compared with that of the previous reporting period and the reasons therefor*

In the current reporting period, there was no significant change in the profitability of principal operations in comparison with the previous reporting period.

Amount: in RMB millions

Profitability of main business	**Nine month period ended 30 September 2006**	**Six month period ended 30 June 2006**
Income from principal operations	177,254	114,797
Cost from principal operations	116,541	76,375

3.2 Explanations of significant event, its impact and solutions

☐ Applicable √ N.A.

3.3 Changes in accounting policies, accounting estimates, consolidation scope and the significant accounting errors and the reasons therefor

☐ Applicable √ N.A.

3.4 Explanation of the Board of Directors and the Board of Supervisors on the "non-standard opinion" of the report period by the auditors

☐ Applicable √ N.A.

3.5 Warnings and Explanations on loss forecast or significant changes in net accumulative profit from the beginning of the year to the end of next report period

☐ Applicable √ N.A.

3.6 Plans on alteration of disclosed business plan or budget

☐ Applicable √ N.A.

3.7 Undertakings and its performance of the previous non-tradable share holders made in stock splitting

☐ Applicable √ N.A.

3.8 Explanation on the joint-stock reform arrangements of company that has not gone through joint-stock reform by the end of the reporting period

☐ Applicable √ N.A.

Explanation of company that has not gone through joint-stock reform by the end of the reporting period

☐ Applicable √ N.A.

IV THIRD QUARTER REPORT

This announcement is simultaneously available on the website of the Shanghai Stock Exchange at www.sse.com.cn and that of the Bank at www.boc.cn. The third quarter report prepared in accordance with the Chinese Generally Accepted Accounting Principles is also available on the website of the Shanghai Stock Exchange at www.sse.com.cn and that of the Bank at www.boc.cn. The third quarter report prepared in accordance with the International Financial Reporting Standards is also simultaneously published on the website of the Bank at www.boc.cn.

Xiao Gang
Chairman
Board of Directors,
Bank of China Limited

October 30, 2006

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been approved ! Please record the Submission No. for future reference.

Submission Details

Date/Time submitted	01/11/2006	12:08:19	Submitted By	03988P02
Date/Time Approved	01/11/2006	12:08:20	Approved By	03988P01
Submission No.	EBIS-060913-00048		Status	Approved

Company Code: LM03988 Bank of China Limited

Your Capacity:

Announcement Category: Unvetted

Announcement Type: Monthly Return I

Contact Person: Jason C.W. Yeung

Contact No.: 2846 2700

For the month ended : 31/10/2006

Name of Company: LM03988 Bank of China Limited

Contact Person: Jason C.W. Yeung

Contact Telephone No.: 2846 2700

Date submitted: 01/11/2006

Section A Section B Section C Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

- [x] Ordinary shares
- [ ] Preference shares
- [ ] Equity Warrants
- [ ] Other Classes of Shares

Section A Section B Section C Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 3988 Description : H shares

Section A Section B Section C Section D

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	(2)	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month				
Balance at close of the month	76,020,251,269	177,818,910,740		

Section A Section B Section C Section D

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom

Ordinary (1)
Ordinary (2)
Preference
Other Class

Total Exercised Money During the Month HKD

Equity Warrants

	Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Shares Arising Therefrom
1.	( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
2.	( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
3.	( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class

○ Preference
○ Other Class

5. **Bonus Issue**		Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
6. **Repurchase of share**		Cancellation Date: (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
7. **Redemption of share**		Redemption Date: (dd/mm/yyyy)	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
8. **Other** (Please specify)	At Price : HKD	Issue and allotment date	◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class

Remarks (Max 160 Characters):

Authorised Signatory

* Name: Jason C.W. Yeung
* Title: Company Secretary

OK

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



中國銀行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(The "Bank")
(Stock Code: 3988)

ANNOUNCEMENT

Amendments to the Articles of Association

Certain articles in relation to the registered share capital and shareholding structure in the Articles of Association (the "Articles") of the Bank were not yet finalized when the Articles was approved by the China Banking Regulatory Commission (the "CBRC") in April 2006. After completion of the Bank's "H" share offering in Hong Kong in June 2006 and the "A" share offering in the People's Republic of China (the "PRC") in July 2006, the relevant figures in relation to share capital and shareholding structure have been finalized. Pursuant to the relevant authorizations of the shareholders' meeting of the Bank and the results of the aforementioned share offerings, amendments have been made to relevant articles of the Bank's Articles and such amendments were approved by the CBRC. Details of the amendments to the Articles are set out below:

(1) Article 16: "The total number of shares of the Bank shall be 253,839,162,009. The shares shall take the form of stocks with par value and each bears a par value of RMB1 Yuan."

(2) Article 20: "Following the approval of the State Council or the examination and approval authorities authorized by the State Council, the total amount of ordinary shares that the Bank may issue is 253,839,162,009. The number of shares issued to the sponsors at the time of establishment is 186,390,352,497, approximately representing 73.43% of the total number of ordinary shares that may be issued by the Bank."

(3) Article 21: "After its establishment, the Bank issued 67,448,809,512 ordinary shares, including 6,493,506,000 public shares and 29,403,878,000 foreign investment shares listed outside the People's Republic of China, accounting for approximately 26.57% of the total number of ordinary shares that may be issued by the Bank.

After the issuing of the aforesaid shares, the composition of the Bank's share capital is: 253,839,162,009 ordinary shares, of which the sponsor, China SAFE Investments Ltd., holds 171,325,404,740 shares, other shareholders of public shares hold 6,493,506,000 shares and the shareholders of foreign investment shares listed outside the People's Republic of China hold 76,020,251,269 shares."

(4) Article 23: "The registered capital of the Bank shall be Renminbi 253,839,162,009 Yuan."

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 31 October 2006

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, ZHANG Jinghua, YU Erniu*, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, HUA Qingshan, LI Zaohang, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN# and Alberto TOGNI#.*

* *Non-executive directors*
# *Independent non-executive directors*

Announcement Regarding Amendments to the Articles of Association of Bank of China Limited

The Bank and all members of Board of Directors warrant that the information disclosed is authentic, accurate and complete, and contains no false representations, misleading statements or material omissions.

Pursuant to the relevant authorizations of the General Shareholders' Meeting and the results of share offering of Bank of China Limited ("BOC" or "the Bank"), the bank made some amendments to the Articles of Association and has gotten approval from the China Banking Regulatory Commission. The Articles of Association of the Bank was amended as follows:

(1) Article 16: "The total number of shares of the Bank shall be 253,839,162,009. The shares shall take the form of stocks with par value and each bears a par value of RMB 1 Yuan."

(2) Article 20: "Following the approval of the State Council or the examination and approval authorities authorized by the State Council, the total amount of ordinary shares that the Bank may issue is 253,839,162,009. The number of shares issued to the sponsors at the time of establishment is 186,390,352,497, approximately representing

73.43% of the total number of ordinary shares that may be issued by the Bank."

(3) Article 21: "After its establishment, the Bank issue 67,448,809,512 ordinary shares, including 6,493,506,000 public shares and 29,403,878,000 foreign investment shares listed outside the People's Republic of China, accounting for approximately 26.57% of the total number of ordinary shares that may be issued by the Bank.

After the issuing of the aforesaid shares, the composition of the Bank's share capital is: 253,839,162,009 ordinary shares, of which the sponsor, China Safe Investment Ltd., holds 171,325,404,740 shares, other shareholders of public shares hold 6,493,506,000 shares and the shareholders of foreign investment shares listed outside the People's Republic of China hold 76,020,251,269 shares."

(4) Article 23: The registered capital of the Bank shall be Renminbi 253,839,162,009 yuan.

The announcement is hereby notified.

Bank of China Limited

Nov 1, 2006

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been approved ! Please record the Submission No. for future reference.

Submission Details

Date/Time submitted	01/12/2006	10:15:09	Submitted By	03988P02
Date/Time Approved	01/12/2006	10:15:10	Approved By	03988P01
Submission No.	EBIS-061130-00070		Status	Approved

Company Code	LM03988	Bank of China Limited	
Your Capacity			
Announcement Category	Unvetted	Announcement Type	Monthly Return I
Contact Person	Jason C.W. Yeung		
Contact No.	2846 2700		

For the month ended : 30/11/2006

Name of Company	LM03988	Bank of China Limited	
Contact Person	Jason C.W. Yeung		
Contact Telephone No.	2846 2700	Date submitted	01/12/2006

Section A Section B Section C Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

- [x] Ordinary shares
- [ ] Preference shares
- [ ] Equity Warrants
- [ ] Other Classes of Shares

Section A Section B Section C Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code :	3988	Description :	H shares

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month	76,020,251,269	RMB	1.00	76,020,251,269
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	76,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code : Description : A shares

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month	177,818,910,740	RMB	1.00	177,818,910,740
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	177,818,910,740	RMB	1.00	177,818,910,740

2. Preference Shares

Stock Code : Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

3. Other Classes of Shares

Stock Code : Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

Total Authorised Share Capital at the end of the Month RMB 253,839,162,009

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month				
Balance at close of the month	76,020,251,269	177,818,910,740		

Section A Section B Section C Section D

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom

Ordinary (1)
Ordinary (2)
Preference
Other Class

Total Exercised Money During the Month HKD

Equity Warrants

	Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Shares Arising Therefrom
1.		HKD				
2.		HKD				
3.		HKD				

1. ( )
Stock Code
Subscription Price HKD
Ordinary (1) / Ordinary (2) / Preference / Other Class

2. ( )
Stock Code
Subscription Price HKD
Ordinary (1) / Ordinary (2) / Preference / Other Class

3. ( )
Stock Code
Subscription Price HKD
Ordinary (1) / Ordinary (2) / Preference / Other Class

4.		HKD				

( )

Stock Code

Subscription Price HKD

Ordinary (1)
Ordinary (2)
Preference
Other Class

Convertibles

	Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1.		HKD				
	Stock Code					Ordinary (1)
	Subscription Price HKD					Ordinary (2)
						Preference
						Other Class
2.		HKD				
	Stock Code					Ordinary (1)
	Subscription Price HKD					Ordinary (2)
						Preference
						Other Class
3.		HKD				
	Stock Code					Ordinary (1)
	Subscription Price HKD					Ordinary (2)
						Preference
						Other Class

Other Issues of Shares

	Type of Securities				No. Of New Shares Arising Therefrom
1.	Please Select One	At Price : HKD		Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
2.	Please Select One	At Price : HKD		Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
3.	Please Select One	At Price : HKD		Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
4.	Please Select One	At Price : HKD		Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2)

Preference
Other Class

5. Bonus Issue — Issue and allotment Date : (dd/mm/yyyy)

Ordinary (1)
Ordinary (2)
Preference
Other Class

6. Repurchase of share — Cancellation Date: (dd/mm/yyyy)

Ordinary (1)
Ordinary (2)
Preference
Other Class

7. Redemption of share — Redemption Date: (dd/mm/yyyy)

Ordinary (1)
Ordinary (2)
Preference
Other Class

8. Other — At Price : HKD — Issue and allotment date

(Please specify)

Ordinary (1)
Ordinary (2)
Preference
Other Class

Remarks (Max 160 Characters):

Authorised Signatory

* Name: Jason C.W. Yeung
* Title: Company Secretary



Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.